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                   ZHONE TECHNOLOGIES COMPLETES ACQUISITION OF
                             PREMISYS COMMUNICATIONS


OAKLAND, Calif., Dec. 22, 1999 -- Zhone Technologies, Inc. announced today that it has completed its acquisition of Premisys Communications, Inc. (NASDAQ:
PRMS). Following Zhone's tender offer for Premisys' common stock which expired at midnight EST on December 7, 1999, Zhone exercised the option previously granted to it by Premisys to purchase additional shares at a price of $10.00 per share to increase Zhone's ownership level to 90 percent of Premisys' outstanding common stock. Premisys was then merged with a wholly-owned subsidiary of Zhone, and each share of common stock of Premisys not previously purchased in Zhone's tender offer was converted into the right to receive $10.00 in cash, net to the seller, without interest. As a result of the merger, Premisys became a wholly-owned subsidiary of Zhone.

About Zhone Technologies, Inc.

Founded in September 1999 and based in Oakland, Calif., Zhone Technologies is a new breed of equipment provider with a new vision of product development, delivery and support for telecommunications carriers worldwide. Starting with an unprecedented $500 million in funding, Zhone's strategy is to combine existing solutions with Zhone intellectual property to create a product portfolio that is purpose-built to supply multi-million-user next-generation networks with a rich array of voice, video, Internet and entertainment services cost effectively. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc. from its startup roots to a multi-billion-dollar company that was acquired by Lucent Technologies (NYSE: LU) for $24 billion in September 1999. Zhone's initial investors include Kohlberg Kravis Roberts & Co., Texas Pacific Group and New Enterprise Associates.

For more information about Zhone, consult the company website at www.zhone.com.

About Premisys Communications, Inc.

Premisys Communications, based in Fremont, Calif., pioneered development of integrated access solutions for telecommunications service providers. Today, Premisys, an ISO 9001 certified company, leads the industry worldwide with a growing family of access products, featuring its Integrated Multiple Access Communications Server (IMACS). Premisys' products allow service providers to quickly and cost-effectively accommodate the growing demand from businesses for voice, data and video communications services. More information about Premisys and its products is available on its Web site (www.premisys.com) and by contacting its Fremont headquarters (510/353-7600).

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CONTACT:
         Zhone Technologies
         Tim Donovan, 510/777-7020
         tdonovan@zhone.com
                  or
         Gallagher PR
         Kristin Hazard, 510/749-6800 x204
         kristin@gpr.com